390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2010-10

POLYMET LOAN FROM IRON RANGE RESOURCES APPROVED

Hoyt Lakes, Minnesota, December 16, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that the Board of Iron Range Resources ("IRR") has, on the commissioner’s recommendation, approved a secured loan to PolyMet of up to $4 million. The IRR board is composed of five members of the Minnesota Senate, five members Minnesota House of Representatives and three citizen members. The loan agreement between the IRR and PolyMet will provide funding from the Taconite Area Environmental Protection Fund to purchase lands for public use, to support the creation of jobs, and to diversify and expand the economy of the region.

The Iron Range Resources agency was created seventy years ago by the State Legislature to stabilize and enhance the economy of northeastern Minnesota's Taconite Assistance Area. PolyMet's NorthMet copper-nickel-precious metals project, located in the established Mesabi mining district in northeastern Minnesota, lies within the funding jurisdiction of the IRR.

The loan will be used to purchase forest land, wetlands, and lakes with high recreational value that would become available for public use and enjoyment. These properties, which PolyMet currently has under purchase option, would be purchased for future use as part of a proposed land exchange for surface rights at the proposed NorthMet mine site currently controlled by the U.S. Forest Service.

The $4 million loan will be secured by the land to be acquired from proceeds of the loan, carry a fixed interest rate of 5% per annum, and will be repayable on December 31, 2015. Subject to regulatory approval, the Company has also agreed to issue warrants giving the IRR the right to purchase up to 400,000 shares of PolyMet common stock at US$2.50 per share at any time until December 31, 2015.

“By providing this loan, Iron Range Resources is helping to advance regional growth and secure public access to important lands,” said Joe Scipioni, president and CEO of PolyMet. “This source of funds from IRR is an important step in PolyMet’s effort to create jobs in northern Minnesota to the benefit of the local, regional, and state economies. Bringing the former LTV plant back into operation, producing high value copper, nickel, and precious metals, is both an exciting and strategic opportunity.”

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one and a half million hours of construction labor and create 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.